Exhibit 99.1

News release

Cenovus announces sale of Tucker asset for $800 million
Proceeds will further accelerate net debt reduction and support increasing shareholder returns

Calgary, Alberta (December 16, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has reached an agreement to sell its Tucker thermal asset for total cash proceeds of $800 million. Proceeds from this transaction will further accelerate the company’s reduction of net debt and enhance its capacity to increase shareholder returns. Including this transaction, the company expects to realize almost $2 billion of total proceeds from asset sales announced in 2021.

“This is yet another example of Cenovus seizing opportunities to generate incremental value for shareholders,” said Alex Pourbaix, Cenovus’s President & Chief Executive Officer. “With Tucker and the other divestitures announced this year, we have delivered on our asset sales commitment for 2021, positioning the company well to focus on higher-return opportunities in the portfolio and continue increasing returns to shareholders.”

Located in northeastern Alberta, Tucker’s expected 2022 average production is between 18,000 barrels per day and 21,000 barrels per day. The transaction is expected to close in late January, subject to customary closing conditions.

2022 Guidance
Cenovus’s corporate guidance dated December 7, 2021 does not reflect this asset sale. The company plans to update guidance with its fourth quarter results in February 2022.

Advisory
Basis of Presentation
All financial figures and information have been prepared in Canadian dollars (which includes references to "dollars" and "$"), except where another currency has been indicated, and in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board. Production volumes are presented on a before royalties basis.

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “accelerate”, “commitment”, “continue”, “deliver”, “enhance”, “expect”, “focus”, “plan”, “position” and “will” or similar expressions and includes suggestions of future outcomes, including statements about: using sale proceeds to accelerate reduction of net debt and enhance capacity to increase shareholder returns; focusing on higher-return opportunities in the portfolio; realizing proceeds from asset sales announced in 2021; Tucker’s expected 2022 average production; closing the transaction; and our timing to update our corporate guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus's Annual Management’s Discussion and Analysis (MD&A) or Form 40-F for the year ended December 31, 2020 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended September 30, 2021.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contacts:

Investors	Media
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